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Go For Vertical

We help ambitious entrepreneurs everywhere build technology and launch startups

software   technology   main street

 GOFORVERTICAL.COM



 *I developed Vertical and created a technology accelerator around it to make it possible to launch startups in cities like Tucson, just like you can in Silicon Valley and Austin. There is tremendous untapped potential in secondary markets like this, and we feel passionate about turning that potential into reality.*

Edward Cruz Founder and CEO @ Go For Vertical

ABOUT   UPDATES[1]   GRAPEVINE[8]   ASK A QUESTION[0]   ADMIN

Why you may want to support us...

1   We develop technology and launch startups with Vertical, our proprietary, battle-proven process aimed at new and emerging tech markets.

2   Our profitable business model is based on a combination of equity, consulting fees, and margin on continuing engineering services.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Edward Cruz**
Founder and CEO
Launched Go For Vertical in 2017 as the region's first tech accelerator, and now expanding it to Phoenix, the nation's sixth largest city.
(in)

 **Alec Mitchell**
New Venture Development
Launched the RevIthaca inubator, coordinating efforts of member companies, mentors, and the region's educational institutions.

 **Nate Houghton**
Sales and Business Development
Has extensive experience in technology startups, outbound sales, real estate, venture capital, nonprofits, and international development.

 **Zachary Brooks**
Vertical Consultant

 **Kartikey Tanna**
Software Architect

 **Ian Crombie**
Interactive Graphic Designer

 **Andrei Blanda**



Andrei Blahd
SaaS Brand Designer

Why people love us



Edward is passionate about finding technological solutions to solving real world problems. He was hired as a consultant for the nonprofit organization I work at and was brought on to advise us on replacing outdated software. Edward is an excellent listener, and was meticulous in his approach to finding us a solution that fit our needs. The software solution not only exceeded our expectations, but the project came in well under budget. In the nonprofit sector, technology is unfortunately something we aren't always great at. Our organization, like many nonprofits, has fallen behind because we don't have the technical knowledge and financial resources to keep pace. Edward was the... read more

Kerri Caine
Customer



Edward brings skills and experience from innovation areas like Silicon Valley and Austin to Tucson. He brings high-level services and training to businesses and ventures just starting out, very crucial for Tucson.
Zach Yentzer Friend



Edward is an amazing founder because he is somebody that puts others first. His goal is to help entrepreneurs navigate through the challenges of creating and implementing new technologies. Edward is somebody amazing to work with or for.
Dane Kenney Friend

See more on Buzz

In the news

Go For Vertical tech accelerator expanding into Phoenix - Phoenix Business Journal

The accelerator's office is at the Co+Hoots coworking space in midtown Phoenix. It expects to provide several funding options for startups.

August 7, 2019 @ bizjournals.com

Bad Times in Tech? Not if You're a Start-Up Serving Other Start-Ups

Meet the two Stanford dropouts, both 23, who run Brex, which provides charge cards to start-ups. Its growth is a sign of Silicon Valley's unflagging exuberance. SAN FRANCISCO - Things should be dismal in

August 2, 2019 @ nytimes.com

Tucson tech: Two new incubators hope to boost Tucson startups

Two new technology-focused business incubators are trying to help germinate the seeds of entrepreneurship in Tucson. The incubators differ in their origins and approach but share the common goal of

November 18, 2018 @ tucson.com

Why we launch new tech startups in Tucson, and other tech deserts.



In 2015, something remarkable happened in Tucson, Arizona: *a tech startup launched*. In many other cities, it would be no big deal, maybe even an everyday occurrence. But in Tucson, it was a crazy, unexpected and amazing event, because startups hardly ever used

Tucson, it was a crazy, unexpected and amazing event, because startups hardly ever used to launch here. Tucson, like the literal desert around it, is a bit of a figurative startup and entrepreneurial desert too. So there was something very remarkable that had happened, and what would become Go For Vertical had made it all possible.

This startup, **OneGreek**, had used **Vertical**, our proprietary framework for developing new technology, to launch their platform for around $8000 in engineering costs. They eventually on-boarded over 330k users on to their mobile app, a private social network for fraternities and sororities, and within 18 months had been acquired in a successful exit. If we could have this Cinderella story happen right off the bat in Tucson of all places, why not again?



So we did do it again in 2016 with **Vidi-VR** (now Look), who we helped create both hardware and software for their platform that allows users to create and share virtual reality clips. They used Vertical to prototype their entire tech stack, eventually relocated to Silicon Valley, and now have their platform listed for sale on Amazon.

In 2017, we helped launch one more Tucson-based startup, **Inara**. We knew there was something special here, so we decided to build on these previous successes and scale them up. In early 2018, we officially launched and rebranded as **Go For Vertical**, the region's first tech accelerator for startups.



Fast forward to 2019. We've helped over a dozen Tucson-based startups develop their technology, build teams, and go to market.

We've also created a successful accelerator program called **CLIMB** for early-stage startups, and have just launched another called **SUMMIT** for more advanced startups to help them develop their technology and go to market. We are now bringing both these programs to Phoenix, the city Inc Magazine calls the next tech hub, where we have just opened a new office. So we now have a state-wide footprint, and are continuing to grow.

We're incredibly excited about what the future holds for what we do: *helping develop technology and launch startups in places where it's normally not possible*, like Tucson, and other tech deserts. We plan to continue expanding to other similar cities, because we know we can help launch successful tech startups there too.

Our business model, which is based on equity in the startups we help, plus revenues from consulting fees and margin on development work, continues to prove itself.

And more importantly, this year we will launch an online version of **Vertical**, which is what makes this all possible. With this investment, we will be able to grow and scale even better, and to reach and serve new markets well beyond our current Arizona home.

We look forward to working with Wefunder and it's amazing community of investors and advisors.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We have a proven, hyper-lean framework for developing technology and launching startups called Vertical. It's uniquely suited for places like Tucson that don't have much by way of tech or funding resources. Or in other words, for places not like Silicon Valley, which is most of the rest of the world.

Where will your company be in 5 years? ⌄

Everywhere. First we'll continue expanding into new cities. We successfully launched in Tucson in 2017, and have now expanded to Phoenix, the 6th largest city in the US, and what Inc Magazine calls "The Next Tech Hub". There are other top and second-tier cities we will strategically launch in by offering our accelerator and online version of Vertical there in partnership with mission-driven local organizations, just like we have in Tucson (Startup Tucson) and Phoenix (The CO+HOOTS Foundation).

Why did you choose this idea? ⌄

I developed Vertical and created a technology accelerator around it to make it possible to launch startups in cities like Tucson, just like you can in Silicon Valley and Austin. There is tremendous untapped potential in secondary markets like this, and we feel passionate about turning that potential into reality.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Technology catalyzes and drives economic growth in cities where new, strong tech startup scenes take hold, like Austin, Seattle, and New York. While that's great for those places, other cities lag behind and get none of the benefits of a robust tech economy. That is the problem we are solving with Go For Vertical. We provide the capability to create technology and launch startups everywhere else. And we break down social and economic barriers to entrepreneurship when we do it, making it available to many who wouldn't have access to it otherwise. Helping drive economic growth in other cities and democratizing access to technology and entrepreneurship are good ideas whose time have come, and something we truly believe in.

What is your proudest accomplishment? ⌄

Helping launch OneGreek, the first startup we worked with in Tucson. After they were unable to build their mobile app, a private social network for fraternities and sororities, we helped them develop it with Vertical in two months and for just $8000. Then over the course of 1.5 years, they onboarded over 330K users, which represented more than half of their total target market. Not long after, they were acquired by a company in Austin, and had a successful exit. This was a classic startup Cinderella story, and we're proud that Go For Vertical was a key part of making it happen.

How far along are you? What's your biggest obstacle? ⌄

We officially launched in Tucson in 2017 and are now expanding to Phoenix. Our accelerator program CLIMB (for early-stage startups) and our new program, SUMMIT (for more advanced technology companies), are popular and successful, have catalyzed significant new startup activity, and have created new, exciting business opportunities for both local economies and for Go For Vertical. Our biggest obstacle is the capacity we have to provide our Vertical consulting and services. We are training new consultants as we grow, but will be able to scale even better with an online version of Vertical, one of our main objectives of raising funds on Wefunder.

Who are your competitors? Who is the biggest threat? ⌄

Y Combinator's Startup School, which scaled massively last year, is our closest competitor. But we have a more narrow focus on product/platform development and finding product market fit than they do. The biggest threat will come from other incubators and accelerators trying to find ways to develop technology platforms and launch startups in new and nontraditional ways.

What do you understand that your competitors don't? ⌄

None of them have had to launch and succeed in low oxygen environments like Tucson. We know how to do it in markets like this.

How will you make money? ⌄

Our business model is based on a combination of equity, consulting fees, and margin on long-term engineering services for each startup we work with. For growth, our accelerator programs, CLIMB and SUMMIT, deliver a pipeline of steady new business opportunities, both in current and new markets. Finally, with the online version of our Vertical process, we plan to scale globally both B2C by serving startups and entrepreneurs everywhere, and also go B2B as an enterprise platform we can license to companies, organizations and institutions with startup- and technology-focused business objectives similar to our own.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is that our new online platform will have to produce the same outcomes and success that we've had with our consulting/services model for the last 2 years. We have to build a new version of Vertical that delivers the same or higher level of value as what we do now. To succeed, we will have to listen, understand, and then put the exact right product into the hands of our users and customers, and then continue to scale and grow more business around it. It's both an opportunity and a risk.

What do you need the most help with? ⌄

The long view of what we are doing. We have next steps mapped out in our business plan and are executing well, but could benefit from the guidance of others who have gone before us. We look forward to working with Wefunder and learning from their mentors and advisors.

What would you do with $20,000? How about $100,000? ⌄

Our first $20,000 would be spent on engineering and development of the online version of Vertical. We'll use our own process and deliver the first release of it with this budget. With $100k, we'd work on strategic enhancements to the platform, but primarily focus on sales and business development, and continuing our growth and expansion into new markets.

